UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2019 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Xcel Energy
401(K) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Xcel Energy 401(k) Savings Plan
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Xcel Energy 401(k) Savings Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at year end) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 26, 2020

We have served as the auditor of the Plan since 2002.

XCEL ENERGY 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2019	Dec. 31 2018
Assets
Investments at fair value (participant-directed):
General investments (Note 6)	$2,346,130,061	$1,969,797,565
Investment in Master Trust (Note 4 and 6)	339,186,141	281,060,522
Total investments	2,685,316,202	2,250,858,087

Receivables:
Xcel Energy contributions (Note 3)	25,721,660	24,599,794
Notes receivable from participants (Note 7)	18,024,168	18,058,557
Total receivables	43,745,828	42,658,351
Total assets	2,729,062,030	2,293,516,438

Net assets available for benefits	$2,729,062,030	$2,293,516,438

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended Dec. 31
2019
Contributions:
Xcel Energy	$25,724,036
Employee	84,119,653
Rollover	28,060,294
Total contributions	137,903,983

Investment income:
Plan interest in income from Master Trust (Note 4)	87,809,749
Interest and dividends	39,606,033
Net appreciation in fair value of:
Interest in registered investment companies, self-directed brokerage accounts and collective trusts	388,709,039
Total investment income	516,124,821

Interest on notes receivable from participants	969,702

Benefits paid to participants	(217,994,408)
Administrative expenses (Note 1)	(1,503,953)

Increase in net assets before plan transfers	435,500,145
Transfers in plan assets (Note 1)	45,447
Net increase in net assets available for benefits	435,545,592

Net assets available for benefits at beginning of year	2,293,516,438
Net assets available for benefits at end of year	$2,729,062,030

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DEC. 31, 2019 AND 2018 AND FOR THE YEAR ENDED DEC. 31, 2019

1.DESCRIPTION OF PLAN

The following includes a brief description of the Xcel Energy 401(K) Savings Plan (the Plan). Participants should refer to the Plan document or Summary Plan Description for more complete information.

General — The Plan is a defined contribution benefit plan which provides eligible employees of Plan sponsor, Xcel Energy Inc., and its participating subsidiaries (Xcel Energy) the opportunity to contribute to a qualified retirement savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Xcel Energy contributes the employer matching contribution in cash. Participant deferrals and matching contributions are invested into one or more investment funds as elected by participants.

Plan and Trust Management — The Plan administrator is Xcel Energy and has authority to control and manage the operation and administration of the Plan. Plan assets are held by a trustee under a trust agreement as adopted by Xcel Energy. The Plan's assets invested in Xcel Energy Inc. common stock are held in the Xcel Energy Stock Fund within the Master Trust. (see Note 4). The Xcel Energy Stock Fund also holds an immaterial amount of cash equivalents for operational purposes. Individual participant accounts are valued daily based on the current market value of each asset type. The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plan.

Transfer of Plan Assets — Assets are typically transferred amongst plans when a participant moves from one benefit plan to another within Xcel Energy. In 2019, the Plan received $45,447 of participant assets from the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan.

Eligibility — All full-time, part-time and temporary employees of Xcel Energy (with the exception of bargaining unit employees covered by a collective bargaining agreement that does not provide for participation in this Plan) are eligible to participate in the Plan as of their first day of employment.

Employee and Employer Contributions — The Plan allows participants to contribute a portion of their compensation as pre-tax or after-tax, pre-tax rollovers from other qualified retirement plans and allows for a discretionary employer matching contribution (see Note 3).

Vesting — Employee contributions, matching contributions made by Xcel Energy and earnings are immediately vested.

Distributions — Benefits may be distributed after termination of employment, disability or death (payable to the designated beneficiary) in the form of a single lump sum, direct rollover, partial lump sum or installments. Distributions from the Master Trust may be in the form of Xcel Energy Inc. common stock or cash based upon the election of the participant.

If the total amount of the participant’s vested account balance exceeds $1,000 at a distributive event, the participant may defer distribution until age 70½, unless the participant consents to commence distribution at an earlier date. If the total amount is less than $1,000, the Plan Administrator will schedule a payment date and the amount will be distributed as soon as administratively possible. All vested account balances remaining in the Plan after the participant leaves Xcel Energy will be invested in accordance with his/her election, with the ability to diversify at the discretion of the participant. The participant will continue to receive his/her share of investment earnings and dividend distributions until the account is completely distributed.

Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contributions, company matching contributions, and Plan earnings as applicable. Participant accounts are also charged with withdrawals, an allocation of Plan losses as applicable, and per participant administrative expenses that are not paid by the Company. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Amounts — For the plan year ended Dec. 31, 2019, Xcel Energy applied $320 of forfeitures to offset employer contributions and $44 for employee lost earnings.

Plan Termination — While Xcel Energy expects to continue the Plan, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plan, at any time, in whole or in part, for whatever reason it deems appropriate, subject to collective bargaining obligations. If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses — Xcel Energy pays certain administrative expenses of the Plan. Certain investment advisory, trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable. The Brokerage Option annual account maintenance fee, participant loan set-up fee, and annual loan maintenance fee are paid by the participant.

Xcel Energy Inc. Common Stock Dividends — Dividends paid on shares held in Xcel Energy Inc. common stock within the Master Trust are automatically reinvested in Xcel Energy Inc. common stock unless the participant elects to receive them as a taxable cash distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in investment values will occur in the near term and such changes could materially affect participants’ account balances and amounts reported in the financial statements. For further discussion on the risks and uncertainties related to the novel coronavirus (COVID-19), see Note 10.

Fair Value Measurements — The Plan presents money market funds and mutual funds, the Xcel Energy Stock Fund held within the Master Trust, common collective trusts and self-directed brokerage accounts investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value, calculated as $1 per share, and thus are included in the Fair Value hierarchy as Level 1 investments (see Note 6). The fair values of mutual funds and Xcel Energy Inc. common stock are based on quoted market prices.

The self-directed brokerage option allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities. Within self-directed brokerage accounts, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Common collective trusts include investments in retirement target date trusts, which have been assigned as Level 2 investments, are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund. These assets did not have any unfunded commitments at Dec. 31, 2019, there are no redemption restrictions.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as deemed distributions based on Plan document terms.

Investments — The Plan’s net asset investment balance includes money market funds, various mutual funds, collective trusts, a portion of the Master Trust, and self-directed brokerage accounts. Each participant elects the percentage of his or her account balance to be invested in each investment option. Investment income includes interest and dividends. Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition — The difference between fair value and cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded when paid.

Recently Issued Accounting Pronouncements

Fair Value Measurement — In August 2018, the Financial Accounting Standards Board (FASB) issued Fair Value Measurement Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, Topic 820 (ASU No. 2018-13), which amends certain disclosure requirements of ASC 820, effective for fiscal years beginning after Dec. 15, 2019 with early adoption permitted. The ASU removed the requirement to disclose amounts and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse and clarified requirement to disclose uncertainty in measurement as of the reporting date. The Plan is currently evaluating the impact of this ASU on its financial statements, but does not expect the ASU to have a material impact.

Recently Adopted Accounting Pronouncements

Master Trust Reporting — In February 2017, the Financial Accounting Standards Board issued Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 967), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (Accounting Standards Update No. 2017-06). The amendments in this update state that for each master trust in which a plan holds an interest, a plan's interest in that master trust and any change in that interest are required to be presented in separate line items in the Statement of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits. It also removes the requirement to disclose the percentage interest in master trust for plans with divided interest, but requires plans to disclose the dollar amount of their interest by investment type. Xcel Energy implemented the guidance on Jan. 1, 2019 and the adoption impacts were not material.

3. PLAN FUNDING

Employee Contributions — Participants may elect to contribute up to 30% of their eligible earnings on a pre-tax basis, after-tax basis or a combination of both not to exceed 30% of their eligible earnings, up to $19,000 in 2019. Participants who are age 50 or older during the Plan year may make additional catch-up contributions (pre-tax and/or after-tax) up to $6,000 in 2019. The Plan is required to make corrective distributions when IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to participants during the subsequent Plan year.

The Plan automatically enrolls newly hired/rehired full-time and part-time non-bargaining and bargaining employees as well as certain Nuclear Operations bargaining employees. Eligible employees who do not make an affirmative election or do not waive Plan participation within 30 days from date of hire are automatically enrolled at an initial percentage of pay (4% pre-tax in 2019), contribution rates are automatically increased each year by 1% (capped at 10%), and their accounts are automatically invested in an age-appropriate target-date trust. Employees who are automatically enrolled can opt out of the default options and make their own independent choices at any time.

Employer Contributions — The Plan provides for a matching contribution based on the employee’s Xcel Energy Pension Plan, as noted below.

All non-bargaining participants in the Plan are eligible for the annual matching contributions which were paid in February 2020, regardless of their employment status at year-end. Non-bargaining and bargaining employees covered under the Pension Equity, Account Balance or Cash Balance pension plan formulas are eligible to receive a matching contribution equal to 50% of the first 8% of base pay contributed on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year.

Non-bargaining employees and bargaining employees covered under the Traditional Plan Benefit are eligible to receive 100% of their pre-tax and/or Roth 401(k) after-tax contribution up to a maximum of $1,400 in matching contributions from Xcel Energy for 2019, which were paid in February 2020. Bargaining employees participating in the Plan must be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death to be eligible for the annual matching contribution.

Investment of Employee and Employer Contributions — Participants may invest their contributions among various investment funds offered by the Plan. The Plan's net assets include a money market fund, various mutual funds, collective trusts, the Master Trust, and self-directed brokerage accounts. Each participant elects the percentage of his or her account balance to be invested in each investment option. The annual company match is made in the form of cash for both non-bargaining and bargaining employees.

4. INTEREST IN MASTER TRUST

The Master Trust is an investment vehicle consisting of Xcel Energy Inc. common stock and a small amount of cash to ensure daily liquidity. The Master Trust pools the stock investment from all four Xcel Energy Inc. sponsored 401(k) plans to reduce administrative and investment expenses. The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust, actual contributions, transfers and allocated investment income or loss, less distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statement of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

A summary of the Plan's interest in the Master Trust as of Dec. 31, 2019 and 2018 are summarized below:

	Dec. 31, 2019	Dec. 31, 2018
Interest in Master Trust (in approximate shares)	5,308,493	5,660,836
Interest in Master Trust (in percentage)	73.1%	71.8%

A summary of the Plan's interest in income from the Master Trust for the year ended Dec. 31, 2019:

Dec. 31, 2019
Interest in Income from the Master Trust (in percentage)	72.4%

A summary of the net assets of the Master Trust and the Plan's interest in Master Trust as of Dec. 31, 2019 and 2018 are summarized below:

	Dec. 31, 2019
	Master Trust Balances	Plan's Interest in Master Trust Balances
Investment at fair value:
Xcel Energy Stock Fund	$461,335,591	$337,036,202

Dividend receivable	2,942,840	2,149,939
Total net assets	$464,278,431	$339,186,141

	Dec. 31, 2018
	Master Trust Balances	Plan's Interest in Master Trust Balances
Investment at fair value:
Xcel Energy Stock Fund	$388,474,256	$278,909,404

Dividend receivable	2,996,148	2,151,118
Total net assets	$391,470,404	$281,060,522

Master Trust and Plan's interest in Master Trust income for the year ended Dec. 31, 2019 are as follows:

	Dec. 31, 2019
	Master Trust Balances	Plan's Interest in Master Trust Balances
Total interest, dividend and other income	$12,180,716	$8,852,150
Realized and unrealized gain in Xcel Energy Stock Fund	109,071,368	78,957,599
Total net gain	$121,252,084	$87,809,749

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by a letter dated March 24, 2017, that the Xcel Energy 401(k) Savings Plan meets the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchical framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds and money market funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, as is the case with preferred stock and debt securities within the self-directed brokerage accounts. The collective trusts are not actively traded on an exchange.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,041,759,363	$—	$—	$1,041,759,363
Collective Trusts	—	1,161,154,916	—	1,161,154,916
Self-Directed Brokerage Accounts	43,525,734	454,833	—	43,980,567
Money Market Funds	99,235,215	—	—	99,235,215
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	339,186,141	—	—	339,186,141
Total	$1,523,706,453	$1,161,609,749	$—	$2,685,316,202

	Dec. 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual Funds	$872,440,968	$—	$—	$872,440,968
Collective Trusts	—	954,565,004	—	954,565,004
Self-Directed Brokerage Accounts	35,773,205	587,401	—	36,360,606
Money Market Funds	106,430,987	—	—	106,430,987
Plan's Interest in Master Trust (Note 4):
Xcel Energy Stock Fund	281,060,522	—	—	281,060,522
Total	$1,295,705,682	$955,152,405	$—	$2,250,858,087

For the years ended Dec. 31, 2019 and 2018, there were no transfers in or out of Levels 1 or 2.

7. NOTES RECEIVABLE FROM PARTICIPANTS

The Plan allows participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50% of the participant’s vested account balance. In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months. For most participants, only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan. Participants who had one or more outstanding loan balance at the time their former Nuclear Management Company (NMC) Plan assets were transferred to the Plan are permitted to have a maximum of two outstanding loans at any one time; however, they are not eligible for a new loan until each loan transferred from the NMC Plan has been paid in full. The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus 1%, and stays in effect until the loan is repaid. Repayment of the loan plus interest is made through automatic payroll deductions and is credited to each participant’s account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination. A terminated participant may elect to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.

A summary of the Plans' notes receivables as of Dec. 31, 2019 and 2018 is below:

	Dec. 31, 2019	Dec. 31, 2018
Interest rates on outstanding loans	4.25% - 9.25%	4.25% - 9.25%
Maturity range	2020 - 2034	2019 - 2033

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include shares of Xcel Energy Inc. common stock. On the Statements of Net Assets Available for Benefits, the value interest in Master Trust includes dividends declared and payable to the Plan of $2,149,939 and $2,151,118 at Dec. 31, 2019 and 2018, respectively.

The Plan also invests in shares of mutual funds and collective trusts managed by an affiliate of VFTC, which is the Plan trustee. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. The Plan incurred fees for investment management and recordkeeping services of $1,503,953 for the year ended Dec. 31, 2019.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of Dec. 31, 2019 and 2018, as applicable:

	2019	2018
Net assets available for benefits per the financial statements	$2,729,062,030	$2,293,516,438
Deemed distributions of participant loans	(90,262)	(78,972)
Net assets available for benefits per the Form 5500	$2,728,971,768	$2,293,437,466

2019
Increase in net assets available for benefit per the financial statements	435,545,592
Transfer of plan assets	(45,447)
Deemed distributions activity	(11,290)
Net income per the Form 5500	$435,488,855

10. SUBSEQUENT EVENTS

Subsequent to Dec. 31, 2019, the global outbreak of the COVID-19 pandemic has, and may continue to, adversely impact economic conditions worldwide. Due to the economic disruption caused by the pandemic, there has been increased volatility in the values of investment securities, which could result in significant fluctuations. The extent of the impact of COVID-19 on the Plan's participants’ account balances and the amounts reported in the 2019 Statement of Net Assets Available for Benefits cannot be predicted at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and implemented immediately, prior to amending the Plan document.

The Plan is currently evaluating applicable relief provisions included in the CARES Act and its future effects on the Plan's net assets available for benefits and changes in net assets available for benefits are uncertain.

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 1
Schedule of Assets (Held at Year End)
As of Dec. 31, 2019

Xcel Energy 401(k) Savings Plan, EIN 41-0448030, Plan 003
Attachment to Form 5500, Schedule H, Part IV, Line 4(i):

Description		Investment Type	Cost	Current Value

*	Vanguard Institutional 500 Index Trust	Common/Collective Trust	**	$409,108,616
*	Vanguard Institutional Total Bond Market Index Trust	Common/Collective Trust	**	218,279,111
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	**	213,444,615
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	**	209,609,620
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	**	175,468,235
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	**	166,206,226
*	Vanguard Small-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	**	111,558,141
*	Vanguard Federal Money Market Fund	Money Market Fund	**	99,235,215
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	**	80,636,263
*	Vanguard Value Index Fund Institutional Shares	Registered Investment Company	**	76,072,813
	BlackRock Total Return Bond Fund; Class M	Common/Collective Trust	**	73,293,163
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	**	70,630,398
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	**	58,538,181
*	Vanguard Emerging Markets Stock Index Fund Institutional Shares	Registered Investment Company	**	50,620,060
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	**	49,870,461
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	**	47,906,791
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust	**	47,734,998
*	Self-Directed Brokerage Accounts	Vanguard Brokerage Option	**	43,980,567
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust	**	41,347,067
*	Vanguard Inflation Protected Securities Fund Institutional Shares	Registered Investment Company	**	38,779,653
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust	**	20,266,253
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust	**	19,128,875
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust	**	17,488,385
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust	**	6,304,537
*	Vanguard Target Retirement 2065 Trust I	Common/Collective Trust	**	621,817
*	Notes receivable from participants, net of deemed distributions of $90,262 — Interest rates from 4.25% - 9.25% with maturities ranging from 2020 - 2034		**	$17,933,906
	Total Investments			$2,364,063,967

*	Party in Interest
**	Historical cost is not required for participant-directed funds.

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 26, 2020.

XCEL ENERGY 401(K) SAVINGS PLAN
(Registrant)

By	/s/ Jeffrey S. Savage
Senior Vice President, Controller
Member, Pension Trust Administration Committee